October 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Lisa Larkin

Re:	Delaying Amendment for North Square Investments Trust (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”) (File Nos. 811-23373; 333-226989)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganizations of the seven mutual funds currently advised by Oak Ridge Investments, LLC (each, an “Existing Fund”), which are series of Investment Managers Series Trust, into newly formed corresponding “shell” series of the Registrant (each, a “New Fund”), as shown in the chart below:

Existing Fund	New Fund
Oak Ridge Disciplined Growth Fund	North Square Oak Ridge Disciplined Growth Fund
Oak Ridge Dividend Growth Fund	North Square Oak Ridge Dividend Growth Fund
Oak Ridge Dynamic Small Cap Fund	North Square Dynamic Small Cap Fund
Oak Ridge Global Resources & Infrastructure Fund	North Square Global Resources & Infrastructure Fund
Oak Ridge International Small Cap Fund	North Square International Small Cap Fund
Oak Ridge Multi Strategy Fund	North Square Multi Strategy Fund
Oak Ridge Small Cap Growth Fund	North Square Oak Ridge Small Cap Growth Fund

The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2018, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the District of Columbia, on the 12th day of October, 2018.
If you have any questions, please do not hesitate to contact me at (202) 346-4000 or my colleague, Andrew L. Zutz at (202) 346-4116.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza